April 30, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Mr. Larry Spirgel

Re:

Uni Core Holdings Corporation

Form 10-K for fiscal year ended June 30, 2012

Filed October 15, 2012

Form 10-Q for the quarterly period ended December 31, 2012

Filed February 7, 2013

File No. 0-30430

Dear Mr. Spirgle:

We address here in the order in which they were raised the two comments from your letter of March 5, 2013.

Form 10-Q for the quarterly period ended December 31, 2012

Item 2.  Management’s Discussion and Analysis or Plan of Operations, page 16

Overview, page 17

1.

We will amend our Form 10-Q for the quarterly period ended December 31, 2012 to ensure accuracy in the management’s discussion and analysis or plan of operations.  We note that the company is not a shell company due to, among other things, its APT paper business which is divided into three independently operating units in three separate locations, i.e. Shenzhen, Suzhou and Qingdao; only one of which, Shenzhen, went into bankruptcy.  If all the other units stop running, and we have not engaged in other business activities, we will become a shell company.  Additionally we note that our auditors requested that we keep certain information in our report for prior period comparison purposes so as to comply with Regulation S-K Item 905 “Comparative Information”.  We will also include details regarding certain recent developments, to provide further disclosure.  Once the information falls out of the comparative period, we will remove them right away.

Exhibits 31.1, 31.2, 32.1, and 32.2

2.

We are filing concurrently herewith, revised Exhibits, therein using the correct name of the company.

As requested, in providing this response we acknowledge that:  (i) The company is responsible for the adequacy and accuracy of the disclosures in these filings, (ii) staff comments or changes to these disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to these filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any further questions.

Yours faithfully,

For and on behalf of

Uni Core Holdings Corporation

/s/    THOMAS LEE

Thomas Lee

Chief Financial Officer

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